Exhibit 99.3

October 16, 2020

Alberta Securities Commission

British Columbia Securities Commission

Manitoba Securities Commission

Ontario Securities Commission

Saskatchewan Securities Commission

Autorite des marches financiers

New Brunswick Securities Commission

Nova Scotia Securities Commission

Prince Edward Island Securities Commission

Securities Commission of Newfoundland and Labrador

Dear Sirs/Mesdames:

Re:        Medicure Inc.

Change of Auditor Notice dated 2020/10/16

Pursuant to National Instrument 51-102 (Part 4.11), we have read the above-noted Change of Auditor Notice and confirm our agreement with the information contained in the Notice pertaining to our firm.

Yours sincerely,

cc: The Board of Directors, Medicure Inc.